EXHIBIT 32

         Contacts:

         IN THE U.K.                        IN THE U.S.
         Ian Strachan                       BTR:
         Kathleen O'Donovan                 George Sard/Anton Nicholas
         David Robbie                       Sard Verbinnen & Co.
         BTR                                212-687-8080
         011-44-171-821-3726
                                            Exide Electronics Group:
         Andrew Fenwick                     Elliott Sloane/Darren Brandt
         Brunswick Public Relations         Edelman Financial
         011-44-171-404-5959                212-704-8126/4449

           BTR SIGNS DEFINITIVE AGREEMENT TO ACQUIRE EXIDE ELECTRONICS,
                A LEADER IN UNINTERRUPTIBLE POWER SUPPLY SYSTEMS,
                           FOR US$29 PER SHARE IN CASH

             WILL CREATE A GLOBAL LEADER IN FAST-GROWING MARKETS FOR POWER SUPPORT SYSTEMS FOR COMPUTERS, COMMUNICATIONS AND
                              INDUSTRIAL ELECTRONICS

           ACQUISITION EXPECTED TO BE ACCRETIVE TO BTR EARNINGS IN 1998

                   LONDON, ENGLAND AND RALEIGH, NC, OCTOBER 16, 1997 --

         BTR plc (LSE: BTR), a global engineering company, and Exide

         Electronics Group, Inc. (NASDAQ: XUPS), a leading supplier of uninterruptible power supply (UPS) systems, today announced they have signed a definitive merger agreement under which BTR will acquire all Exide Electronics shares for US$29 (17.87 British

         Pounds) per share in cash.

                   The acquisition, valued at approximately US$585 mil-

         lion (361 million British Pounds), including assumption of US$233 million (144 million British Pounds) in debt, is expected to be accretive to BTR's earnings in 1998.  BTR will promptly commence a tender offer for all Exide Electronics shares.  BTR has entered into an option agreement with four Exide Electronics shareholders,

         including Fiskars Oy Ab, covering 19.9% of Exide Electronics shares, to acquire and vote those shares.  The transaction is

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         subject to customary regulatory approvals and is expected to close before the end of the year.

                   The combination of Exide Electronics' power protec-

         tion products with BTR's range of industrial batteries will create an integrated global business with a complete power sup-

         port system and service capability.  UPS systems are used in computers, communications and other industrial electronics applications to protect equipment and maintain service in the event of power loss or distortion.  The market for UPS systems is growing especially rapidly in computer networking and tele-

         communications applications.

                   "Exide Electronics is a perfect strategic fit with

         BTR's existing capabilities in a very attractive business,"

         said Ian Strachan, Chief Executive of BTR plc.  "The UPS sector has exciting growth prospects and our Control Systems division will benefit from Exide Electronics' complementary products,

         leading market positions, innovative technology and strong relationships with computer customers.  BTR will be able to achieve further benefits by distributing Exide Electronics'

         products through its global network and by increasing Exide

         Electronics' access to the telecommunications market.  By

         taking advantage of BTR's established sales and distribution network in emerging markets in Asia and Eastern Europe, we can accelerate development of a global maintenance and service business for the power protection market."

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                   "The acquisition of Exide Electronics represents a

         major step forward in our strategy to focus on our higher

         growth engineering businesses where we enjoy leadership

         positions," continued Strachan.  "It gives our Control Systems division a global position and provides us with the ability to supply our customers with integrated systems solutions for which there is increasing demand."

                   James A. Risher, President and Chief Executive

         Officer of Exide Electronics, said:  "Joining a world-class company like BTR -- with operations, products and services that complement our own so well -- creates significant benefits for all involved.  The process of examining strategic alternatives pursued by the Exide Electronics Board of Directors has

         maximized value for our shareholders."

                   The offer is conditioned on 80% of the fully diluted

         common stock being tendered.  The parties have agreed that if this condition is not achieved, they will pursue a cash merger,

         at the same price, which would require the vote of a majority of the outstanding Exide Electronics voting stock.

                   Wasserstein Perella & Co. is acting as financial

         advisor to BTR and dealer manager for the tender offer.  Lazard

         Freres & Co. LLC is acting as investment banker to Exide

         Electronics.

                   Exide Electronics Group, Inc. is headquartered in

         Raleigh, North Carolina, and manufactures its products at

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         facilities in the United States, Mexico and Finland.  In

         addition to UPS products, Exide Electronics also supplies

         related software, equipment and services for computer,

         communications and industrial applications.  It employs

         approximately 3,500 people worldwide.  Sales for the 12 months ended June 30, 1997 were US$562 million and EBITA (earnings before interest, taxes and amortization) was US$51 million.

                   BTR plc had total sales of 9.5 billion British Pounds

         (US$15.4 billion) in the year ended December 31, 1996.  The Control

         Systems division, which employs approximately 14,500 people,

         had annual sales of 1.2 billion British Pounds (US$1.9 billion) and supplies customers in the worldwide process control industry and other markets.

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